SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                               Rockprop, L.L.C.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 February 12, 1996
            (Date of Event which Requires Filing of this Statement)


    If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |Carlo Camerana                                                      |
|    |(no S.S. or I.R.S. Identification No.)                              |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |   AF                                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       _   |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                 |_|  |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |  Italy                                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     IN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Gabriele Galateri                                                  |
|    | (no S.S. or I.R.S. Identification No.)                             |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |  AF                                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       _   |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                 |_|  |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |  Italy                                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     IN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR")(collectively, the "Reporting Persons"), hereby amend the report on Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1 thereto dated October 26, 1995 and Amendment No. 2 thereto dated November 13, 1995 (collectively, the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 2.        Identity and Background.

               Item 2 of the Schedule 13D is hereby amended by deleting the final sentence of the eighth paragraph therein and inserting in its place the following sentence:

               GA is deemed to be controlled, for purposes of the Exchange Act, by its General Partners, Messrs. Giovanni Agnelli, Umberto Agnelli, Gianluigi Gabetti, Cesare Romiti, Carlo Camerana and Gabriele Galateri.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (f) and (g) immediately after lettered paragraph (e) appearing therein:

                     (f) On February 12, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet entered into Amendment No. 1 to the Agreement and Plan of Merger amending the terms of the Merger Agreement. A copy of Amendment No. 1 to the Merger Agreement is attached hereto as
               Exhibit 22 and is incorporated herein by reference.

                     (g) On February 13, 1996, RCPI and GSMC entered into Amendment No. 1 to the Supplemental Agreement amending the terms of the Supplemental Agreement to conform to the terms of the Merger Agreement as amended by Amendment No. 1 to the Merger Agreement. A copy of Amendment No. 1 to the Supplemental Agreement is attached hereto as Exhibit 23 and incorporated herein by reference.


Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


Exhibit No.          Exhibit                                    Page

22                   Amendment No. 1 to the Agreement and
                     Plan of Merger, dated as of February
                     12, 1996, among Rockefeller Center
                     Properties, Inc., RCPI Holdings Inc.,
                     RCPI Merger Inc., Whitehall Street
                     Real Estate Limited Partnership V,
                     Rockprop, L.L.C., David Rockefeller,
                     EXOR GROUP S.A., Troutlet Investments
                     Corporation and, for the purposes of
                     Section 4 only, Goldman Sachs
                     Mortgage Company.

23                   Amendment No. 1 to the Supplemental
                     Agreement, dated February 13, 1996,
                     between Rockefeller Center
                     Properties, Inc. and Goldman Sachs
                     Mortgage Company.

24                   Power of Attorney of Carlo Camerana.

25                   Power of Attorney of Gabriele
                     Galateri.


                                  Schedule A

                     Executive Officers, Directors, General Partners and Controlling Persons

                     Schedule A to the Schedule 13D, with respect to EXOR GROUP Societe Anonyme, is hereby amended by adding the following immediately at the end thereof:

                                                                    Present
                                                   Position        Principal
                                    Business     Held GA, IFI      Business
      Name          Citizenship     Address     and/or EXOR        Activity
      ----          -----------     --------    -------------   ---------------
Carlo Camerana      Italy          c/o Magneti   General        Deputy Chairman
                                   Marelli       Partner of     of Magneti
                                   Corbetta      GA, Director   Marelli, a
                                   Milan,        of IFI         manufacturer of
                                   Italy                        automotive
                                                                components
Gabriele Galateri   Italy          Corso         General        Managing
                                   Matteotti,    Partner of     Director and
                                   26            GA, Managing   General Manager
                                   10121         Director and   of IFI
                                   Torino,       General
                                   Italy         Manager of
                                                 IFI


                                   SIGNATURE


   After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March  13, 1996



               Rockprop, L.L.C.

               By:   Tishman Speyer Crown Equities
               Its:  Managing Member


                     By:   Tishman Speyer Associates
                             Limited Partnership,
                             General Partner


                                       By:   /s/ Jerry I. Speyer
                                             ______________________
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner



                             David Rockefeller


                                       By:   /s/ Peter W. Herman
                                             ______________________
                                             Peter W. Herman
                                             Attorney-in-Fact




                             Troutlet Investments Corporation


                                        By:   /s/ Squire N. Bozorth
                                              ______________________
                                              Squire N. Bozorth
                                              Attorney-in-Fact


                             EXOR GROUP Societe Anonyme


                                        By:   /s/ Ernest Rubenstein
                                              _____________________
                                              Ernest Rubenstein
                                              Attorney-in-Fact


                             Istituto Finanziario Industriale S.p.A.


                                         By:   /s/ Ernest Rubenstein
                                               ______________________
                                               Ernest Rubenstein
                                               Attorney-in-Fact


                             Giovanni Agnelli & C. S.a.a.


                                         By:   /s/ Ernest Rubenstein
                                               ______________________
                                               Ernest Rubenstein
                                               Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Giovanni Agnelli, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Umberto Agnelli, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Gianluigi Gabetti, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Cesare Romiti, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Carlo Camerana, by Ernest
                             Rubenstein, Attorney-in-Fact


                             /s/ Ernest Rubenstein
                             ______________________________
                             Gabriele Galateri, by Ernest
                             Rubenstein, Attorney-in-Fact